


RECD S.E.C.
AUG 2 3 2002
1086

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Registrants

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July, 2002

GRANITE MORTGAGES 02-1 PLC
(Translation of registrant's name into English)
Fifth Floor, 100 Wood Street,
London EC2V 7EX, England
(Address of principal executive offices)

GRANITE FINANCE TRUSTEES LIMITED
(Translation of registrant's name into English)
22 Grenville Street, St Helier,
Jersey JE4 8PX, Channel Islands
(Address of principal executive offices)

GRANITE FINANCE FUNDING LIMITED
(Translation of registrant's name into English)
35 New Bridge Street, 4th Floor,
Blackfriars, London EC4V 6BW,
England
(Address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F.....X....Form 40-F............

Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes...........No.......X..........

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

GRANITE MORTGAGES 02-1 PLC



By:

Name: L.D.C. Securitisation Director No. 1 Limited by its authorized person Clive Rakestrow for and on its behalf

Title: Director

Date: 8/23/02

GRANITE FINANCE FUNDING LIMITED

By: ____________________

Name:

Title: Director

Date:

GRANITE FINANCE TRUSTEES LIMITED

By: ____________________

Name:

Title: Director

Date:

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

GRANITE MORTGAGES 02-1 PLC

By: ______________________
Name: L.D.C. Securitisation Director No. 1 Limited by its authorized person Clive Rakestrow for and on its behalf

Title: Director

Date:

GRANITE FINANCE FUNDING LIMITED

By:

Name:

Title: Director

Date: 8/23/02

GRANITE FINANCE TRUSTEES LIMITED

By: ______________________
Name:

Title: Director

Date:

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

GRANITE MORTGAGES 02-1 PLC

By: ____________________
Name: L.D.C. Securitisation Director No. 1 Limited by its authorized person Clive Rakestrow for and on its behalf

Title: Director

Date:

GRANITE FINANCE FUNDING LIMITED

By: ____________________
Name:

Title: Director

Date:

GRANITE FINANCE TRUSTEES LIMITED

By: ____________________
Name: Richard Gough

Title: Director

Date: 8/23/02

INVESTORS' MONTHLY REPORT
GRANITE MORTGAGES 02-1 PLC

Monthly Report re: Granite Mortgages 02-1 Plc, Granite Finance Trustees Limited
and Granite Finance Funding Limited
Period 1 July 2002 - 31 July 2002

Mortgage Loans

Number of Mortgage Loans in Pool	85,151
Current Balance	£5,214,106,923
Last Months Closing Trust Assets	£5,199,175,452
Funding share	£4,871,722,319
Funding Share Percentage	93.43%
Seller Share	£342,384,604
Seller Share Percentage	6.57%
Minimum Seller Share (Amount)	£107,144,214
Minimum Seller Share (% of Total)	2.05%

Arrears Analysis of Non Repossessed Mortgage Loans

	Number	Principal (£)	Arrears (£)	By Principal (%)
< 1 Month	84,642	5,186,314,436	0	99.47%
> = 1 < 3 Months	436	23,861,412	181,810	0.46%
> = 3 < 6 Months	56	2,899,234	65,672	0.06%
> = 6 < 9 Months	15	885,424	41,553	0.02%
> = 9 < 12 Months	1	57,722	3,573	0.00%
> = 12 Months	1	88,695	5,248	0.00%
Total	85,151	5,214,106,923	297,856	100.00%

Properties in Possession

	Number	Principal (£)	Arrears (£)
Total (since inception)	2	54,892	8700

Properties in Possession	1
Number Brought Forward	1
Repossessed	0
Sold	1
Number Carried Forward	0
Average Time from Possession to Sale	161
Average Arrears at Sale	£378
MIG Claims Submitted	1
MIG Claims Outstanding	1
Average Time from Claim to Payment	0

Note: The arrears analysis and repossession information is at close of business for the report month

Substitution

	Number	Principal (£)
Substituted this period	3,943	£249,995,144
Substituted to date (since 26 March 2001)	82,454	£5,240,269,578

CPR Analysis

	Monthly	Annualised
Current Month CPR Rate	4.51%	42.51%
Previous Month CPR Rate	3.35%	33.57%

Weighted Average Seasoning (by value) Months	35.6
Weighted Average Remaining Term (by value) Years	18.77
Average Loan Size	£61,234
Weighted Average LTV (by value)	77.17%

Product Breakdown

Fixed Rate (by balance)	32.61%
Flexible - Together (by balance)	19.31%
Variable (by balance)	48.08%
Tracker (by balance)	0.00%
Total	100.00%

Geographic Analysis

	Number	% of Total	Value (£)	% of Total
East Anglia	2,357	2.77%	143,387,940	2.75%
East Midlands	7,495	8.80%	408,785,983	7.84%
Greater London	10,690	12.55%	926,025,390	17.76%
North	14,814	17.40%	673,662,614	12.92%
North West	11,934	14.02%	630,906,938	12.10%
South East	13,283	15.60%	1,042,299,974	19.99%
South West	5,993	7.04%	383,758,270	7.36%
Wales	3,270	3.84%	171,544,118	3.29%
West Midlands	5,384	6.32%	317,539,112	6.09%
Yorkshire	9,931	11.66%	516,196,585	9.90%
Total	85,151	100%	5,214,106,923	100%

LTV Levels Breakdown

	Number	Value (£)	% of Total
< 10%	238	3,649,875	0.07%
> = 10% < 20%	954	31,284,642	0.60%
> = 20% < 30%	2,052	90,204,050	1.73%
> = 30% < 40%	3,372	181,450,921	3.48%
> = 40% < 50%	4,675	284,690,238	5.46%
> = 50% < 60%	6,293	416,607,143	7.99%
> = 60% < 70%	8,030	560,516,494	10.75%
> = 70% < 80%	11,061	765,952,307	14.69%
> = 80% < 90%	19,670	1,269,635,036	24.35%
> = 90% < 95%	18,852	1,091,833,990	20.94%
> = 95% < 100%	9,937	517,239,407	9.92%
> = 100%	17	1,042,821	0.02%
Total	85,151	5,214,106,923	100.0%

NR Current Existing Borrowers' SVR	5.85%
Effective Date of Change	1 December 2001

Notes Granite Mortgages 02-1 plc

	Outstanding	Rating Moodys/S&P/Fitch	Reference Rate	Margin
Series 1				
A1	$568,000,000	Aaa/AAA/AAA	1.96%	0.10%
A2	$1,274,400,000	Aaa/AAA/AAA	2.02%	0.16%
B	$69,700,000	Aa3/AA/AA	2.19%	0.33%
C	$96,500,000	Baa2/BBB/BBB	3.16%	1.30%
Series 2				
A	£460,000,000	Aaa/AAA/AAA	4.22%	0.20%
B	£16,200,000	Aa3/AA/AA	4.37%	0.35%
C	£22,500,000	Baa2/BBB/BBB	5.32%	1.30%
D	£15,000,000	Ba2/BB+/BB+	8.52%	4.50%
Series 3				
A	€600,000,000	Aaa/AAA/AAA	5.15%	Fixed to 04/07
B	€21,100,000	Aa3/AA/AA	3.76%	0.30%
C	€29,300,000	Baa2/BBB/BBB	4.71%	1.30%

Credit Enhancement

		% of Funding Share
Class B Notes (£ Equivalent)	£78,633,262	1.61%
Class C Notes (£ Equivalent)	£108,993,167	2.24%
Class D Notes	£15,000,000	0.31%

Granite Mortgages 02-1 Reserve Fund Requirement	£34,372,240	0.71%
Balance Brought Forward	£34,372,240	0.71%
Drawings this Period	£0	0.00%
Reserve Fund Top-up this Period*	£0	0.00%
Excess Spread	£0	0.00%
Current Balance	£34,372,240	0.71%

*Top-ups only occur at the end of each quarter.

Funding Reserve Balance	£11,190,645	0.23%
Funding Reserve %	0.5%	NA